----------------------------------------------------------------------------------------------

                                                                            Page Number
                                                                        Within Exhibit 99.02
                                                                      ------------------------
         Independent Auditor's Report                                              1
         Consolidated Balance Sheets as of
                  September 30, 1999 and 1998                                      2
         Consolidated Statements of Loss for
                  the years ended September 30, 1999 and 1998                      4
         Consolidated Statements of Changes in Capital Deficiency
                  for the years ended September 30, 1999 and 1998                  5
         Consolidated Statements of Cash Flows
                  for the years ended September 30, 1999 and 1998                  6
         Notes to Consolidated Financial Statements                                7
---------------------------------------------------------------------------------------------

* Identifies exhibit that is a management contract, or a compensatory plan or arrangement as required by the rules of the SEC.

The Board of Directors and Stockholders
StrandTek International, Inc. and Subsidiaries


                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------

We have audited the accompanying consolidated balance sheets of StrandTek International, Inc. and Subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of loss, changes in capital deficiency, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of StrandTek International, Inc. and Subsidiaries as of September 30, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ HARPER, VAN SCOIR & COMPANY, LLP



December 2, 1999

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                          September 30, 1999 and 1998

                                     Assets
                                                                                    1999             1998
                                                                                 -----------      -----------
Current assets:
   Cash                                                                          $   19,620       $      200
   Accounts receivable, trade, net of allowance for
      doubtful accounts of $33,500 and $46,000
      in 1999 and 1998, respectively                                                472,476          259,611
   Other accounts receivable                                                        185,188           13,186
   Inventory:
      Raw materials                                                                 321,146          111,436
      Finished goods                                                                176,854          168,565
      Pallet and box supplies                                                        61,493           18,457
   Prepaid expenses                                                                  12,908            4,370
                                                                                 ----------       ----------

         Total current assets                                                     1,249,685          575,825

Equipment and leasehold improvements:
   Manufacturing equipment                                                        2,920,505        1,202,414
   Plant equipment                                                                  235,961                -
   Office equipment                                                                 151,134           34,044
   Leasehold improvements                                                           950,803                -
                                                                                 ----------       ----------

                                                                                  4,258,403        1,236,458
   Less accumulated depreciation                                                    242,505           96,834
                                                                                 ----------       ----------

         Net equipment                                                            4,015,898        1,139,624

Other assets:
   Manufacturing equipment - idle                                                   381,093           39,500
   Deposits                                                                          66,152           10,535
   Loan costs net of $31,157 and $16,824 accumulated
      amortization in 1999 and 1998, respectively                                    44,013           27,743
   Technology costs net of $10,000 accumulated
      amortization in 1999.                                                          50,000                -
                                                                                 ----------       ----------
         Total other assets                                                         541,258           77,778
                                                                                 ----------       ----------

         Total assets                                                            $5,806,841       $1,793,227
                                                                                 ==========       ==========

                See Notes to Consolidated Financial Statements.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                          September 30, 1999 and 1998

                           Liabilities and Capital Deficiency
                           ----------------------------------
                                                                                    1999                1998
                                                                                -----------        -----------
Current liabilities:
   Accounts payable                                                             $ 1,986,600        $   516,354
   Accrued payroll and related liabilities                                          185,898             35,748
   Accrued expenses                                                                  51,526             11,045
   Interest payable - stockholder                                                    70,767             25,153
   Interest payable - other                                                          37,953             17,464
   Revolving line of credit                                                         399,631            339,131
   Stockholder demand note                                                          300,000                  -
   Current portion of long-term debt with bank                                    1,060,307            500,051
   Current portion of long-term notes
      payable to stockholders                                                     1,452,156                  -
                                                                                -----------        -----------
         Total current liabilities                                                5,544,838          1,444,946

Long-term debt with bank, net of current portion                                  3,313,223          1,499,505
Long-term notes payable to stockholders, net
   of current portion                                                             6,045,885          2,500,000
                                                                                -----------        -----------
         Total liabilities                                                       14,903,946          5,444,451

Capital deficiency:
   Common stock, $.0001 par value,
      50,000,000 shares authorized,
      38,841,421 in 1999 and 20,909,005 in 1998
      issued and outstanding                                                          3,883              2,090
   Additional paid-in capital                                                     2,226,811          2,121,011
   Accumulated deficit                                                          (11,327,799)        (5,774,325)
                                                                                -----------        -----------
         Total capital deficiency                                                (9,097,105)        (3,651,224)
                                                                                -----------        -----------

         Total liabilities and capital deficiency                               $ 5,806,841        $ 1,793,227
                                                                                ===========        ===========

                See Notes to Consolidated Financial Statements.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF LOSS
                    Years ended September 30, 1999 and 1998

                                                                                   1999             1998
                                                                                ----------       ----------
Net sales                                                                       $2,349,400       $1,440,804

Cost of sales                                                                    2,213,005        1,361,633
                                                                                ----------       ----------
Gross profit                                                                       136,395           79,171

Operating expenses:
   General and administrative                                                    2,706,019          983,419
   Selling expenses                                                              1,880,416          900,633
   Research and development                                                        228,125          145,300
   Depreciation and amortization                                                   241,292           79,979
   Interest expense                                                                634,017          298,585
                                                                                ----------       ----------
         Total operating expenses                                                5,689,869        2,407,916
                                                                                ----------       ----------

Net loss                                                                        $5,553,474       $2,328,745
                                                                                ==========       ==========
Basic and diluted loss per share                                                $     0.17       $     0.15
                                                                                ==========       ==========

                See Notes to Consolidated Financial Statements.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL DEFICIENCY
                          September 30, 1999 and 1998

                                              Shares
                                              Issued                          Additional
                                               and             Common          Paid-In        Accumulated
                                           Outstanding         Stock           Capital          Deficit           Total
                                           ----------         ------         ----------       -----------      -----------
Balance at October 1, 1997                 11,346,505         $1,133         $2,064,592       $ (3,445,580)     $(1,379,855)

Shares issued to stockholders
   for loans and loan guarantees            9,562,500            957             56,419                  -           57,376

Net loss                                            -              -                  -         (2,328,745)      (2,328,745)
                                           ----------         ------         ----------       ------------      -----------
Balance at
   September 30, 1998                      20,909,005          2,090          2,121,011         (5,774,325)      (3,651,224)

Shares issued to stockholders
   for loans and loan guarantees           17,932,416          1,793            105,800                  -          107,593

Net loss                                            -              -                  -         (5,553,474)      (5,553,474)
                                           ----------         ------         ----------       ------------      -----------
Balance at
   September 30, 1999                      38,841,421         $3,883         $2,226,811       $(11,327,799)     $(9,097,105)
                                           ==========         ======         ==========       ============      ===========

                See Notes to Consolidated Financial Statements.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Years ended September 30, 1999 and 1998

                                                                                         1999                 1998
                                                                                      -----------         -----------
Cash flows from operating activities:
   Net loss                                                                           $(5,553,474)        $(2,328,745)
   Adjustments to reconcile net loss to
      net cash provided by operations:
         Depreciation and amortization                                                    241,292              79,979
         Write off of impaired assets                                                           -             121,716
         Stock issued for compensation                                                    107,593              57,375
         Cash provided (used) due to changes in assets and liabilities:
            Increase in accounts receivable                                              (212,866)            (76,055)
            Increase in other accounts receivable                                        (172,002)            (13,186)
            (Increase) decrease in prepaid assets                                          (8,538)              1,615
            Increase in inventory                                                        (261,037)           (197,660)
            Increase in deposits                                                          (55,617)             (6,913)
            Increase in accounts payable                                                1,470,246             285,733
            Increase in payroll related liabilities                                       149,860              12,699
            Increase in interest payable                                                   66,102              42,200
            Increase (decrease) in accrued expenses                                        40,483             (52,232)
                                                                                      -----------         -----------

         Total cash used by operating activities                                       (4,187,958)         (2,073,474)

Cash flows from investing activities:
   Purchase of equipment                                                               (3,397,564)           (511,795)
   Purchase of technology                                                                 (60,000)                  -
   Disposal of equipment                                                                   29,577                   -
                                                                                      -----------         -----------

         Total cash used for investing activities                                      (3,427,987)           (511,795)

Cash flows from financing activities:
   Repayments of long-term debt with bank                                                (636,887)           (422,244)
   Costs to obtain financing                                                              (30,602)            (13,400)
   Net addition to revolving note                                                          60,500              39,131
   Proceeds from long-term bank debt                                                    3,010,861             965,550
   Proceeds from stockholders loans                                                     5,252,705           2,000,000
   Repayment of stockholder loans                                                         (21,212)                  -
                                                                                      -----------         -----------

         Total cash provided by financing activities                                    7,635,365           2,569,037
                                                                                      -----------         -----------
Net increase (decrease) in cash                                                            19,420             (16,232)

Cash, beginning of year                                                                       200              16,432
                                                                                      -----------         -----------

Cash, end of year                                                                     $    19,620         $       200
                                                                                      ===========         ===========
Supplemental cash flow disclosures
   Interest paid                                                                      $   567,914         $   282,201
                                                                                      ===========         ===========
   Taxes paid                                                                         $         -         $         -
                                                                                      ===========         ===========

                See Notes to Consolidated Financial Statements.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 1999 and 1998




1.   Summary of Significant Accounting Policies
     ------------------------------------------

              In March 1996, Synthetic Blood and Medical Technologies, Inc. ("SBMT") completed a reverse acquisition with RFI Recycled Fibre Industries, Inc. (a Florida corporation) ("RFI Florida"), and RFI Florida became a wholly owned subsidiary of SBMT. Simultaneous with the consummation of the acquisition, SBMT changed its name to RFI Recycled Fibre Industries, Inc. (a Delaware corporation) ("RFI Delaware"). Effective October 27, 1998 RFI Delaware and RFI Florida changed their names to StrandTek International, Inc. ("STI Delaware") and StrandTek International, Inc. ("STI Florida"). In January 1999, STI Delaware purchased 51% of the capital stock of Enviro Watch Responder Systems U.S.A., Inc., (a Washington corporation) for $15,787. Effective June 1999, Enviro Watch Responder Systems U.S.A., Inc. changed its name to StrandTek West, Inc. ("STI West").

              The consolidated financial statements include the accounts of STI Delaware, STI Florida and STI West (known collectively as the "Company"). All significant intercompany transactions, balances and profits have been eliminated in consolidation. The purchase of STI West resulted in approximately $65,000 of goodwill recognized in consolidation. The Company determined the goodwill had no value, and it was fully amortized in consolidation at September 30, 1999.

              The Company has developed meltblown technology for the production of synthetic fibers and fibrous webs to be used as thermal and acoustical insulation. In April 1997, the Company began production of the thermal and acoustical insulation products. The Company's largest customer group for this product is in the appliance industry. The Company has been developing products for the automotive industry. Production of automotive industry products began in June 1999.

              Accounts Receivable - Management evaluates accounts receivable on
              -------------------
     a monthly basis and records any necessary allowance for doubtful accounts.

              Manufacturing Equipment - Equipment is recorded at cost.
              -----------------------
     Depreciation is computed using the straight-line method for financial reporting and accelerated methods for income tax reporting purposes. The estimated useful lives of the assets subject to depreciation range from five to ten years. Depreciation expense is $145,460 and $71,665 in 1999 and 1998, respectively. The Company periodically reviews all significant assets for impairment of value and makes adjustments as necessary.

               While under construction, the Company capitalizes certain labor costs and interest expense as part of the costs incurred to build manufacturing production lines. Labor capitalized in 1999 and 1998, was approximately $163,000 and $83,000, respectively. Interest capitalized in 1999 and 1998 was $67,904 and $25,816, respectively.

              Manufacturing Equipment - Idle - Primarily represents equipment
              ------------------------------
     purchased from another non- affiliated corporation to be used in a future polyester manufacturing line. The Company is not currently developing this line. No impairment of value is expected.

              Inventory - Inventory is valued at the lower of cost (average
              ---------
     cost) or market. Inventory includes direct materials, direct labor, and an allocation of overhead costs.

              Loan Costs - Loan costs are amortized over the life of the loan.
              ----------

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 1999 and 1998




1.   Summary of Significant Accounting Policies (Continued)
     ------------------------------------------------------

              Income Taxes - The Company utilizes an asset and liability
              ------------
     approach to financial accounting and reporting for income taxes. The difference between the financial and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense (benefit) is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax assets and liabilities.

              Research and Development Costs - Research and development costs
              ------------------------------
     are charged to expense as incurred.

              Estimates - The preparation of financial statements in conformity
              ---------
     with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              Reclassification - Certain amounts in 1998 have been reclassified
              ----------------
     to conform to the 1999 presentation.

              Recent Pronouncements - In June 1998, the Financial Accounting
              ---------------------
     Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to recognize all derivatives as assets or liabilities measured at their fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and whether it qualifies for hedge accounting. Although the impact of this statement has not been fully assessed, the Company believes adoption of this statement, which will occur by September 2000, will not have a material financial statement impact.

              In July 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement established standards for reporting comprehensive income in the financial statements. Although the impact of this statement has not been fully assessed, the Company believes adoption of this statement, which will occur by September 1999, will not have a material financial statement impact.

              In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosure about Pension and Other Postretirement Benefits." This statement revises employers' disclosures about pensions and other postretirement benefit plans. Although the impact of this statement has not been fully assessed, the Company believes adoption of this statement, which will occur by September 1999, will not have a material financial statement impact.

              The Company believes the adoption of these standards will not have a material impact on the Company's financial statements.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 1999 and 1998




2.   Industry and Customer Concentrations
     ------------------------------------

              The Company's products are sold to various manufacturing customers in the appliance and automotive industry. In the September 30, 1999 fiscal year, 72% of sales and 70% of trade receivables were with two customers. In 1998, 83% of sales and 42% of accounts receivable was with one customer.


3.   Long-Term Debt
     --------------

     Long-term debt at September 30, 1999 and 1998, is summarized as follows:

                                                                                                 1999                    1998
                                                                                            ---------------         --------------
     Consolidating term note for $900,000 dated July 31, 1996 with bank. Interest rate is variable and is bank's prime (8.25%) plus 1%. Interest only payments due monthly from September 1, 1996 through August 1, 1997. Equal monthly principal payments plus interest due September 1, 1997 through January 1,
        2001, when any remaining balance is due in full. The payment terms listed above represent a modification of the original payment terms which were in
        force as of September 30, 1996.                                                   $       450,000         $      675,000

     Supplemental term note for $600,000 dated March 5, 1997 with bank. Interest rate is variable and is bank's prime (8.25%) plus 1%. Interest only payments due monthly from April 1, 1997 to August 1, 1997. Equal monthly principal payments plus interest due from September 1, 1997 to August 1, 2001, when
        any remaining balance is due in full.                                                     287,500                437,500

     Supplemental note No. 2 for $400,000 dated November 7, 1997 with bank.
        Interest rate variable and bank prime (8.25%).  Equal monthly payments of principal and interest are due from December 1, 1997 to August 1, 2001,
        when any remaining balance is due in full.                                                218,653                321,506

     Supplemental note No. 3 for $800,000 dated July 24, 1998 with bank. Interest rate is variable and is bank prime (8.25%). Interest only payments due monthly from August 1, 1998 to July 1, 1999. Equal monthly principal payments plus interest are due from August 1, 1999 to July 1, 2003, when any
        remaining balance is due in full.                                                         766,666                565,550
                                                                                          ---------------         --------------

     Balance carried forward                                                                    1,722,819              1,999,556

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 1999 and 1998




3.   Long-Term Debt (Continued)
     --------------------------

                                                                                           1999                1998
                                                                                      --------------      ---------------
        Balance carried forward                                                            1,722,819            1,999,556

        Supplemental note No. 4 for $600,000 dated November 24,
           1998 with bank.  Interest rate is variable and is
           bank prime (8.25%).  Equal monthly principal
           payments plus interest are due from December 1, 1998
           to July 1, 2003                                                                   534,300                    -

        Supplemental note No. 5 for $2,000,000 dated May 27,
           1999 with bank.  Interest rate is 2 1/4% over 30-day LIBOR,
           7.75%.  Interest only payments due monthly from June 1,
           1999 to May 1, 2000.  Equal monthly principal payments plus interest are due from June 1, 2000 to May 1, 2004, when any
           remaining balance is due in full.                                               1,876,411                    -

        Unsecured $300,000 note payable to a corporation.
           Interest rate is 8%.  Semi-annual installments of principal plus interest are due each June and December through
           September 30, 2001.                                                               240,000                    -

        Unsecured notes payable to stockholders. Variable monthly interest of bank prime (8.25%) plus 1% payable monthly for the first twelve months. Equal monthly principal payments plus interest are due for
           the next 48 months. Maturity dates vary through September 30, 2004.             7,498,041            2,500,000
                                                                                      --------------      ---------------

                                                                                          11,871,571            4,499,556
        Less current portion                                                               2,512,463              500,051
                                                                                      --------------      ---------------

        Long-term debt, net of current portion                                        $    9,359,108      $     3,999,505
                                                                                      --------------      ---------------


              As of September 30, 1998, the Company had a $300,000 line of credit with a bank with a balance of $300,000. This line of credit was paid off in November 1998.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 1999 and 1998




3.   Long-Term Debt (Continued)
     --------------------------

              On July 24, 1998, the Company obtained a line of credit with a bank for $700,000 which was reduced to $400,000 effective November 1998. This line of credit is due on demand and had a balance of $399,631 and $39,131 at September 30, 1999 and 1998, respectively. The interest rate is variable at bank prime (8.25% and 7.5%, respectively, at September 30, 1999 and 1998) plus 1%. Interest payments are due monthly.

              On December 2, 1998, the Company obtained a demand note payable for $300,000 from a major stockholder. The interest rate is bank prime (8.25%) plus 1%. The outstanding balance at September 30, 1999 is $300,000. Interest payments are due monthly.

              All of the notes with the bank are collateralized and cross-collateralized by all eligible assets of the Company, a $300,000 certificate of deposit pledged by a stockholder and five major stockholders have each personally guaranteed a portion of the debt outstanding with the bank.

              In return for the stockholders' personal guarantees and loans, they have received 2.5 shares of common stock and 2.5 A warrants for each dollar guaranteed or loaned to the Company.

              Interest paid for the fiscal years ending September 30, 1999 and 1998, was $567,914 and $282,201, respectively, of which $67,904 (1999) and
     $25,816 (1998) was capitalized as a component of the manufacturing equipment.

              Future minimum annual maturities of long-term debt are summarized as follows:


                 2001                              $    3,532,979
                 2002                                   2,930,360
                 2003                                   1,962,592
                 2004                                     933,177
                                                   --------------

                                                   $    9,359,108
                                                   ==============

              The long-term debt is made up entirely of variable rate loans with maturities of five years or less. Therefore, the fair value of these instruments approximates their book value.

              Subsequent to September 30, 1999, a stockholder paid down the bank line of credit with the $300,000 certificate of deposit pledged as collateral. The Company recorded this transaction as an addition to notes payable to stockholders. The remaining balance of the line of credit was paid off with an advance from the newly obtained line of credit. The new line of credit for $1,600,000 was obtained on October 7, 1999 from a bank. The Company has obtained additional unsecured notes from stockholders, totaling $1,075,333, in addition to the $300,000 note to the stockholder mentioned above.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 1999 and 1998




4.   Loss Per Share
     --------------

              Basic loss per common share was calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The following table reconciles the number of shares utilized in the loss per share calculations as of September 30, 1999 and 1998:


                                                 1999                1998
                                             ------------       ------------
Net loss                                     $  5,553,474       $  2,328,745

Basic and diluted loss per common share      $       0.17       $       0.15

Weighted average number of
   common shares                               32,748,092         15,318,420


              Warrants which could potentially dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been antidilutive for the periods presented.


5.   Related Party Transactions
     --------------------------

              Apptech provides certain consulting services to the Company, principally in the area of research and development. Apptech had provided management of the daily operations of the Company during the fiscal year ended September 30, 1998. The two key employees of Apptech have signed noncompetition and nondisclosure agreements. The Company paid Apptech approximately $273,000 and $240,000 as of September 30, 1999 and 1998, respectively, for these services. Apptech owns 340,762 shares of common stock of the Company. Apptech also owns 530,836 A warrants, 467,875 B warrants, 233,937 C warrants and 77,979 D warrants of the Company.

              Southern Management Services, Inc. ("SMSI"), provides accounting services for the Company. Several SMSI stockholders also own significant amounts of common stock and warrants in the Company. The Company incurred approximately $180,000 and $90,000 for the years ended September 30, 1999 and 1998, respectively, for these services. SMSI allocated health insurance costs to the Company of $12,500 in 1999. The Company also incurred approximately $65,000 and $8,500 in fees for travel, phone and other expenses provided by SMSI and its affiliates in 1999 and 1998, respectively.

              Certain major stockholders of the Company received $112,500 in each of 1999 and 1998 fiscal years for services provided to the Company.

              Included in accounts payable in 1999 is approximately $112,000 representing checks which have been released by the Company in anticipation of a stockholder loan to cover the amount. The loan was received subsequent to year-end. See Note 3 for other stockholder loan information, and Note 6 for information on warrants of the Company in connection with loans, and loan guarantees.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 1999 and 1998




6.   Warrants
     --------

              As of September 30, 1999 and 1998 the Company had warrants outstanding that allow the holder to purchase common stock as follows:

                                                     A                  B                  C                   D
                                                  Warrants           Warrants           Warrants           Warrants
                                                 ----------          ---------          ---------          --------
Warrants Authorized                              20,000,000          2,000,000          1,000,000            500,000
                                                 ==========          =========          =========          =========
Warrants issued and outstanding
   at October 1, 1997                             9,395,807          1,403,625            701,812            233,937
                                                 ----------          ---------          ---------          ---------
Warrants issued for stockholder
   loans and/or bank loan
   guarantees                                     9,562,500                  -                  -                  -

Warrants issued and outstanding
   at September 30, 1998                         18,958,307          1,403,625            701,812            233,937

Warrants rescinded                                  (20,000)                 -                  -                  -

Warrants issued for stockholder
   loans and/or bank loan
   guarantees                                    17,932,416                  -                  -                  -

Warrants issued as employee
   incentives                                       600,000            300,000            300,000                  -
                                                 ----------          ---------          ---------          ---------

Warrants issued and outstanding
at September 30, 1999                            37,470,723          1,703,625          1,001,812            233,937
                                                 ==========          =========          =========          =========
Stated Conversion Price of
Warrants into Common Stock                       $     0.41          $    0.81          $    1.22          $    1.62
                                                 ==========          =========          =========          =========

              The warrants have various expiration dates from October 31, 2000 through August 24, 2004. Subsequent to year-end, the authorized A warrants were increased to 100,000,000, and the authorized C warrants were increased to 1,100,000.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 1999 and 1998




7.   Income Taxes
     ------------

              The Company has cumulative net operating losses of approximately $11,350,000 and $5,700,000 at September 30, 1999 and 1998, respectively which are expected to provide future tax benefits of $3,850,000 and $1,950,000, respectively, for both federal and state purposes. A valuation allowance for the entire benefit has been recognized as it is not reasonable to estimate when or if the benefit will be realized. These tax benefits expire beginning in 2010 through 2014. No income taxes were paid in 1999 and 1998.


8.   Employee Retirement Plan
     ------------------------

              Effective July 1, 1999, the Company adopted a defined contribution plan for its qualifying employees. The Company matches $.25 per dollar on the first 1% the employee contributes, and $.50 per dollar after the first 1% up to a maximum of 4% contributed by the employee. Contributions by the Company to the employee retirement plan were approximately $4,000 for the year ended September 30, 1999.


9.   Operating Lease Commitments
     ---------------------------

              The Company leases equipment under operating leases expiring at various dates through 2004. The Company leases building space under an operating lease which expires in 2004 with a five-year renewal option.

              As of September 30, 1999, future annual lease payments under these leases are as follows:


             2000                                  $        171,885
             2001                                           171,369
             2002                                           176,734
             2003                                           171,105
             2004                                            56,376
                                                   ----------------
                   Total lease commitments         $        747,469
                                                   ================

              Lease expense under these leases for 1999 and 1998, was approximately $227,000 and $99,000, respectively.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 1999 and 1998



10.  Commitments and Contingencies
     -----------------------------

              The last 10QSB filed by STI Delaware was for March 31, 1990 and various filings of Forms 10QSB or 10KSB since that date are delinquent. The parent company, STI Delaware, was dormant until March, 1996.

              The five major stockholders have committed to provide necessary operating loans to the Company and guarantee additional bank loans needed by the Company to complete the meltblown technology development, acquisition of manufacturing equipment, and to fund all reasonable working capital requirements. Additional bank borrowings will also be guaranteed by the five major stockholders, at least through the September 30, 2000 fiscal year, if required by the banks. These stockholders will continue to receive
     2.5 shares of common stock and 2.5 A warrants for each dollar of new loan guarantees or new funding commitments. The Company's Board of Directors consistently assigned to each share of common stock issued under these arrangements a value of $.0059, and to each A warrant so issued a value of $.0001.

              The year 2000 is expected to create computer problems for many organizations because some computers and their programs only recognize the last two digits in the year. For example, the year 1999 is recognized as
     99. When the year 2000 arrives those computers may not process information accurately or may shut down. Management believes that all critical internal computer systems will be made year 2000 compliant. However, it is not possible to insure that outside vendors will also be year 2000 compliant. This could lead to delays in receipts of revenues and operating supplies.

              The Company has internally committed to completing construction of two more manufacturing lines with total estimated costs of $1,026,000 and $1,600,000. As of September 30, 1999, the Company had incurred costs of approximately $450,000 relating to the construction, which is included as an addition to manufacturing equipment.

              Subsequent to September 30, 1999 through the date of this report, the Company has issued 11,132,595 shares of common stock and 11,132,595 warrants to major stockholders who have either guaranteed loans with the bank, or provided loans to the Company.

              The Company increased the authorized common stock to 200,000,000, and the authorized C warrants increased to $1,100,000 after September 30, 1999.


11.  January 2000 Private Placement
     ------------------------------

              Subsequent to September 30, 1999, the Company will be issuing a private placement memorandum to its Class A warrant holders. Each warrant holder will be given the opportunity to purchase a share of Common Stock for $.14, plus the surrender of a Class A warrant. The warrants are otherwise convertible to Common Stock at an exercise price of $.41. If all outstanding A warrants were exchanged in this manner, the Company would realize proceeds in excess of $7.5 million. Six directors of the Company may elect to reduce the Company's obligations to them in lieu of paying in the $.14 per share exercise price to the extent of up to 58.3% of such obligations. If they do so, the Company will have eliminated more than $5.5 million of stockholder loans and would have the remaining $2 million available in working capital.